UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                                SEC FILE NUMBER
                                   Form 12b-25                      0-7261

                           NOTIFICATION OF LATE FILING            CUSIP NUMBER
                                                                  159420  20  7

(Check One): |_|Form 10-K |_|Form 20-F |_|Form 11-K |X|Form 10-Q |_|Form N-SAR

                 For Period Ended: March 31, 2002
                                   --------------

                [   ] Transition Report on Form 10-K
                [   ] Transition Report on Form 20-F
                [   ] Transition Report on Form 11-K
                [   ] Transition Report on Form 10-Q
                [   ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________

 Reac Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

lf the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:

PART I - - REGISTRANT INFORMATION

Chaparral Resources, Inc.
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Full Name of Registrant


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Former Name if Applicable

16945 Northchase Drive, Suite 1620
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Address of Principal Executive Office (Street and Number)

Houston, TX 77060
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City, State and Zip Code

PART II - - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [ X ]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, l l-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed)

     See attached.

PART IV - - OTHER INFORMATION

(l) Name and telephone number of person to contact in regard to this notification

     Michael B. Young                     281                     877-7100
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          (Name)                      (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or l5(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     |X| Yes  |_| No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

     Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attached.

                            Chaparral Resources, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date     May 15, 2002                    By    /s/  Michael B. Young
                                               ---------------------------------
                                                    Treasurer & Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S. C. 1001).

                         ATTACHMENT PAGE TO FORM 12b-25
                            CHAPARRAL RESOURCES, INC.


PART III - NARRATIVE

     Registrant owns an interest in oil and gas properties in a foreign country through a subsidiary, which had a 50% interest in a foreign entity that owns the interest in the oil and gas properties as of March 31, 2002. The Registrant has been advised that delays have been encountered in obtaining certain information that may affect the completion of the financial information for such entities. Therefore, the Registrant is unable to obtain all of the required financial information for the three months ended March 31, 2002, in order for the Registrant's Quarterly Report on Form 10-Q to be filed within the prescribed time period.

PART IV - OTHER INFORMATION

     (3) Registrant will report a net loss between $2.9 million and $3.0 million for the three months ended March 31, 2002, and reported a net loss of $4.22 million for the three months ended March 31, 2001. The decrease in the loss was primarily due to the impact of the adoption of SFAS 133, Accounting for Derivative Instruments and Hedging Activities during the quarter ended March 31, 2001, net of a decrease in equity income from investment during the quarter ended March 31, 2002. The decrease of equity income from investment is primarily attributable to lower oil prices obtained on the sale of crude oil by the Registrant's equity investee during the current period compared to the quarter ended March 31, 2001.